K&L Gates LLP 300 South Tryon Street, suite 1000 Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

August 31, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Jason L. Drory and Tim Buchmiller

Re:	Movano Inc. Draft Registration Statement on Form S-1 Filed June 30, 2020 CIK No. 0001734750

Dear Mr. Drory and Mr. Buchmiller:

On behalf of Movano Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on July 27, 2020 with respect to the Company’s draft registration statement on Form S-1 (CIK No. 0001734750) (the “Draft Registration Statement”) relating to the contemplated registration and offering (the “Offering”) of shares of the Company’s common stock described therein. Simultaneously with the submission of this letter, the Company is submitting an amended draft registration statement (the “Amended Draft Registration Statement”) responding to the Staff’s comments as noted below. The bold text below comprises the Staff’s comments and the regular text constitutes the Company’s responses thereto.

Implications of Being an Emerging Growth Company, page 2

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

For the supplemental information of the Staff, please be advised that no written testing-the-waters materials have been used in connection with the Offering as of the date of this letter. We will provide on behalf of the Company all such written communications under separate cover.

Business, page 27

2.	Please briefly disclose how you currently intend to non-invasively measure blood glucose levels directly from the blood vessel so that investors can better understand the technology you are trying to develop.

Disclosure responding to this comment has been added on page 28 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

August 31, 2020

3.	We note your image of a wearable device and your disclosure that you have developed an “iPhone-sized prototype” for initial testing on page 28. Please balance your disclosure to clarify whether any of these features or functions actually exists in a smaller wearable device depicted, either in completed form or in a prototype, or whether they are features and functionality that do not currently exist and may not be available in a smaller form.

Additional disclosure responding to this comment has been added on page 28 of the Amended Draft Registration Statement.

4.	We note your estimates for market opportunities and specific data points, including your statement that, “demand for CGMs, in general, continues to increase, with approximately three million worldwide users and industry sales estimated at more than $4.0 billion in 2019.” Please disclose in the filing the basis, including any sources and assumptions, for these statements and describe the specific risks relating to your assumptions.

Disclosure responding to this comment has been added on pages 2, 20 and 27 of the Amended Draft Registration Statement.

5.	We note your statement that you have “advanced cloud analytics.” We also note that your cloud service is still in development. Please revise your disclosure to describe the current state of development of your cloud service or analytics and discuss how your cloud analytics are “advanced” given your note they are still in development.

Revised disclosure responding to this comment has been added on page 28 of the Amended Draft Registration Statement.

6.	We note your disclosure that you have conducted preliminary tests using a prototype of your CGM product and plan to expand your testing throughout the second half of 2020. Please provide additional detail on the preliminary tests, such as type and quantity of the preliminary testing, and quantify your plan to expand testing.

Additional disclosure responding to this comment has been added on page 28 of the Amended Draft Registration Statement.

Regulation, page 32

7.	We note your risk factor on page 16 of your prospectus relating to your expectation that your planned CGM product candidate will be subject to regulation by the FCC. Please include a brief discussion of the material FCC regulations that may impact your potential CGM product candidate.

Disclosure responding to this comment has been added on page 34 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

August 31, 2020

Strategy, page 34

8.	Please disclose the material terms of the strategic partnership with a leading specialty foundry for manufacturing and supplying your ICs and file it as an exhibit or explain to us why it is not material to an investment decision.

As described on page 35 of the Amended Draft Registration Statement the material terms of the strategic partnership are that the specialty foundry agreed to accept $500,000 of convertible notes in exchange for IC services. The Company respectfully submits that this arrangement (the “IC Services Agreement”) is not required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10) states in relevant part that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant . . . it will be deemed to have been made in the ordinary course of business and need not be filed unless it [is] a contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or … license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

As a small development stage technology company, and as described in the Draft Registration Statement, the Company does not have the capability of developing its own ICs and instead depends on working with partners to obtain the ICs needed for its planned products under development. Therefore, the IC Services Agreement is a contract that ordinarily accompany the kind of business conducted by the Company and is only required to be filed as an exhibit to the Registration Statement if the Company’s business substantially depends on the IC Services Agreement to a material extent. There exist many other foundries with which the Company can partner in lieu of the IC Services Agreement. Furthermore, the Company does not expect to commercialize its planned CGM product until 2023, and any anticipated revenues associated with the activities to be performed under the IC Services Agreement are even further distant. Accordingly, the Company is in no way “substantially dependent” upon the Service Agreement.

The Company acknowledges that, in accordance with Section 102 of the Staff’s Compliance & Disclosure Interpretations regarding Form 8-K, if the IC Services Agreement becomes material in a future period it will file such Services Agreement as an exhibit(s) to the periodic report relating to the relevant reporting period.

Competition, page 35

9.	We note your statement that the CGM market is currently dominated by large companies, such as Dexcom, Abbott and Medtronic. Please revise to describe your competitive position in your industry and your methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Revised disclosure responding to this comment has been added on page 35 of the Amended Draft Registration Statement.

U.S. Securities and Exchange Commission

August 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

10.	We note that you have entered into a Note under the Paycheck Protection Program, pursuant to which the company borrowed $0.4 million. Please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Disclosure responding to this comment has been added on pages 9 and 40 of the Amended Draft Registration Statement.

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 43

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will provide information with respect to valuations of its common stock underlying equity issuances leading up to the IPO and explain the reasons for any differences between such recent valuations and the midpoint of the estimated offering price range per share once an estimated offering range has been determined and prior to the circulation of a preliminary prospectus.

Officers and Directors, page 44

12.	For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company’s business and structure. Refer to Item 401(e)(1) of Regulation S-K. We also note your disclosure on page 57 that you will have a classified board. Please identify which class each director will belong to and when each class’s term will expire.

Revised disclosure responding to this comment has been added on pages 44-45 of the Amended Draft Registration Statement.

Use of Proceeds, page 53

13.	Please specify how far in the development of your CGM product candidate you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

U.S. Securities and Exchange Commission

August 31, 2020

Additional disclosure responding to this comment has been added on page 53 of the Amended Draft Registration Statement.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch
Mark Busch

cc:        Michael Leabman, Chief Executive Officer